                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.   20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                                AMENDMENT NO. 1



                              Aviva Petroleum Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                 05379P  20   5
--------------------------------------------------------------------------------
                                 (CUSIP Number)



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP No.  05379P   20   5
           ---------------



1.   Names of Reporting Persons;                               AMG Limited
     S.S. or I.R.S. Identification Nos. of Above Persons       74-2459852
     ---------------------------------------------------------------------------
2.   Check the Appropriate Box                  (a)
     if a Member of a Group                     (b)
     ---------------------------------------------------------------------------
3.   SEC Use Only
     ---------------------------------------------------------------------------


4.   Citizenship or Place of Organization        Texas
     ---------------------------------------------------------------------------


Number of Shares      5.  Sole Voting Power         935,550
                          ------------------------------------------------------
Beneficially Owned    6.  Shared Voting Power             0
                          ------------------------------------------------------
by Each Reporting     7.  Sole Dispositive Power    935,550
                          ------------------------------------------------------
Person With           8.  Shared Dispositive Power        0
                          ------------------------------------------------------

9.   Aggregate Amount Beneficially Owned
     by Each Reporting Person                        935,550
     ---------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row 9.
     Excludes Certain Shares
     ---------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9.   3.0%
     ---------------------------------------------------------------------------

12.  Type of Reporting Person                            OO
     ---------------------------------------------------------------------------

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  ITEM  1.
  --------


       (a) Name of issuer:

           Aviva Petroleum Inc.


       (b) Address of Issuer's Principal Executive Offices:

           8235 Douglas Avenue, Suite 400
           Dallas, Texas 75225


  ITEM  2.
  --------


       (a) Name of Person Filing:

           AMG Limited

           Information is also provided for Ronald Suttill and Robert C. Boyd, as members of AMG Limited.


       (b) Address of Principal Business Office:

            (i)   AMG Limited
                  8235 Douglas Avenue, Suite 400
                  Dallas, Texas 75225

            (ii)  Ronald Suttill
                  8235 Douglas Avenue, Suite 400
                  Dallas, Texas 75225

            (iii) Robert C. Boyd
                  8235 Douglas Avenue, Suite 400
                  Dallas, Texas 75225

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       (c) Citizenship or Place of Organization:

           (i) AMG Limited is a Texas limited liability company.

           (ii) Ronald Suttill is a citizen of the United States.

           (iii) Robert C. Boyd is a citizen of the United States.



       (d) Title of Class of Securities:

           Common Stock, no par value.


       (e) CUSIP Number:

           05379P   20   5


   ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),
   ------
           check whether the person filing is a:

           Not Applicable.


   ITEM 4. Ownership.
   ------


       (a) Amount Beneficially Owned:

           935,550


       (b) Percent of Class (1)

           3.0%


       Note:  See page 5 for text of footnotes.

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       (c) Number of Shares to which such person has:

           (i)      sole power to vote or to direct the vote:       935,550

           (ii)     shared power to vote or to direct the vote:        0

           (iii)    sole power to dispose or direct the
                     disposition of:                                 935,550
           (iv)     shared power to dispose or direct the
                     disposition of:                                    0

       (1) Based on 31,482,716 shares outstanding as of the date of this statement. In addition, Ronald Suttill has sole beneficial ownership of an additional 69,500 shares of the common stock of Aviva Petroleum Inc. which represents 0.2% of the total outstanding common stock of Aviva Petroleum Inc. None of the other persons for whom information is provided owns any stock of Aviva Petroleum Inc. Mr. Suttill holds options to purchase 270,000 shares of Aviva Petroleum Inc., all of which are currently exercisable.


   ITEM 5.  Ownership of Five Percent or Less of a Class.
   ------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more then five percent of the class of securities, check the following [ X ].


   ITEM 6.  Ownership by More than Five Percent on Behalf of Another Person.
   ------

            Not Applicable


   ITEM 7.  Identification and Classification of the Subsidiary Which Acquired
   ------   the Security Being Reported on By the Parent Holding Company.

            Not Applicable.

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   ITEM 8.  Identification and Classification of Members of the Group.
   ------

            Not Applicable.


   ITEM 9.  Notice of Dissolution of the Group.
   ------

            Not Applicable.


   ITEM 10. Certification.
   -------

            Not Applicable.


   Signature:

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           AMG Limited



Dated:   February 7, 1997              By: /s/  Ronald Suttill
       ------------------                  ----------------------
                                           Ronald Suttill
                                           Member